UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 0-26046

China Natural Resources, Inc.

(Exact name of registrant as specified in its charter)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amended Information Statement

On or about December 19, 2025, China Natural Resources, Inc. (the “registrant”) first disseminated an information statement to its shareholders in connection with the registrant’s 2025 annual meeting of shareholders.  The information statement was subsequently amended to correct certain disclosures regarding the beneficial ownership of the registrant’s common shares as of December 12, 2025 (the “Record Date”), and certain other related information. A copy of the amended information statement is furnished as an exhibit to this report.

The amended information statement furnished herewith as Exhibit 15.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

Exhibit No.	Description
15.1	Amended Information Statement for 2025 Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: January 2, 2026	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer